July 19, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Donald Field

Re:	Ascendant Digital Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2021

File No. 333-255349

Dear Mr. Field:

On behalf of our client, Ascendant Digital Acquisition Corp. III (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 12, 2021, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on June 25, 2021 (the “Registration Statement”).

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Founder shares conversion and anti-dilution rights, page 23

1.

We note that the disclosure in this section differs from disclosure elsewhere in the prospectus regarding the conversion percentage. In this regard, please refer to the last risk factor on page 55. Specifically, the sections reference different conversion percentages of “20%” versus “25%.” Please reconcile the disclosures and prospectus throughout as applicable.

Response: The Company respectfully advises the Staff that the number of founder shares to be outstanding after this offering will be equal to 20% of the total outstanding shares (i.e. Class A and Class B) of the Company following this offering. As a mathematical reality, this amount is calculated by multiplying the number of Class A shares issued as part of the units in this offering (the “IPO Shares”) by 25%.

Similarly, the formula to calculate the number of Class A shares to be issued upon conversion of the founder shares involves multiplying the number of IPO Shares, plus any shares issued in a capital raise in connection with an initial business combination (“Additional Shares”), by 25%. The formula is designed to maintain the number of shares issuable upon conversion of the founder shares at 20% of the total outstanding share capital of the Company following this offering, plus any Additional Shares.

United States Securities and Exchange Commission

July 19, 2021

For example, assuming an offering size of 25,000,000 units, the number of founder shares to be outstanding after the offering will be 6,250,000 (which is equal to 25% of the IPO Shares and is also 20% of the total outstanding shares of the Company). If no Additional Shares are issued in connection with an initial business combination, the founder shares will convert into Class A shares on a one-for-one basis, equaling 20% of the total outstanding shares of the Company (i.e., 25,000,000 + 6,250,000), excluding shares issued to a seller in such initial business combination.

For the reasons set forth above, the Company believes the disclosure in the Registration Statement is accurate and so we have not made any revisions in response to the Staff’s comment.

Exhibits

2.	It appears that the assumptions in the sixth paragraph should not apply to the company. Please revise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: White & Case LLP respectfully advises the Staff that the assumptions made in paragraph six in its legal opinion, filed as Exhibit 5.1 to the Registration Statement, are required. Because White & Case LLP is not licensed to practice law in the Cayman Islands, it cannot opine on the matters described therein, such as due organization and authority with respect to entities organized in the Cayman Islands, as such matters are governed by Cayman Islands law. The Company respectfully points the Staff to the legal opinion of Maples and Calder (Cayman) LLP, filed as Exhibit 5.2 to the Registration Statement, which opines on these matters.

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Mark Gerhard, Ascendant Digital Acquisition Corp. III

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